Exhibit 21

Subsidiaries of the Registrant

Subsidiaries	State or Other Jurisdiction of Incorporation

Cedar Corporation	Nevada

Cedro de Mexico, S.A. de C.V.	Mexico

Condor Power Supplies de Mexico, S.A. de C.V.	Mexico

Industrias SL, S.A. de C.V.	Mexico

MEX Holdings LLC	Delaware

MTE Corporation	Wisconsin

RFL Electronics Inc.	Delaware

SL Delaware, Inc.	Delaware

SL Delaware Holdings, Inc.	Delaware

SL Montevideo Technology, Inc.	Minnesota

SL Power Electronics Ltd.	United Kingdom

SL Power Electronics Corporation	Delaware

SL Shanghai International Trading Corporation	China

SL Shanghai Power Electronics Corporation	China

SL Surface Technologies, Inc. (a)	New Jersey

SL Xianghe Power Electronics Corporation	China

SLGC Holdings, Inc.	Delaware

Teal Electronics Corporation	California

TPE de Mexico, S. de R.L. de C.V.	Mexico

All of the subsidiaries are included in the consolidated financial statements for the year ended December 31, 2013.

(a)	Formerly SL Modern Hard Chrome, Inc.